EXHIBIT 99.3

                         FORM OF LETTER TO STOCKHOLDERS
                           ADVANCED BIOPHOTONICS INC.

                           125 WILBUR PLACE, SUITE 120
                             BOHEMIA, NEW YORK 11716
                                 (631) 244-8244

                                      [_________________], 2005

Dear Stockholders:

      We are sending you this letter as a holder of our common stock as of [______________], 2005 (the "Record Date"), in connection with our offering of subscription rights that may be exercised to acquire (i) one share of our series B convertible preferred stock for every 4.33 shares of our common stock that you owned on the Record Date for $.50 per share, and (ii) five-year warrants to purchase that number of shares of our common stock equal to 50% of the number of shares of series B convertible preferred stock you acquire (the "Rights Offering"). We have described the subscription rights and the Rights Offering in the enclosed Prospectus and evidenced the subscription rights by a Subscription Certificate registered in your name. Enclosed are copies of the following documents:

1.    prospectus dated [________________], 2005 (the "Prospectus");

2. a Subscription Certificate with instructions for use of the Subscription Certificate;

3. an Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), which you will fill out and return if you are a United States person, and an Internal Revenue Service Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding), which you will fill out and return if you are not a United States person; and

4. a return envelope addressed to Corporate Stock Transfer, Inc. as the subscription agent (the "Subscription Agent") for the Rights Offering.

      Please review the Prospectus, which describes how you may participate in this Rights Offering. If you wish to participate in the Rights Offering, you must complete and return your Subscription Agreement and IRS Form W-9 (if you are a United States person) or IRS Form W-8BEN (if you are not a United States person) to the Subscription Agent in the enclosed return envelope. As indicated in the Prospectus, there is a limited period of time during which you will be able to exercise the subscription rights and purchase shares of our common stock in the Rights Offering. We therefore suggest that you act promptly in order to participate in the Rights Offering. The subscription rights will not be listed for trading on any stock exchange.

      Neither Advanced BioPhotonics Inc. nor its Board of Directors is making any recommendation as to whether or not you should exercise your subscription



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rights. You should make your decision based upon your own assessment of your best interests and after considering all of the information in the Prospectus, including the risk factors.

      We thank you for your support and confidence and look forward to continuing to serve you.

      If you have any questions about the Rights Offering, please contact me at
(631) 244-8244.

                                           Very truly yours,



                                           Denis A. O'Connor
                                           President and Chief Executive Officer